

December 19, 2011

<u>Via E-mail</u>
Steven G. Walker
Senior Vice President, Controller
    And Chief Accounting Officer
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

Re: **Protective Life Corporation**
                  Form 10-Q for the Quarterly Period Ended June 30, 2011
                  Filed August 5, 2011
                  File No. 001-11339

Dear Mr. Walker:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ Joel Parker

                                       Joel Parker
                                       Accounting Branch Chief